As filed with the Securities and Exchange Commission on March 13, 2007
Registration No. 333-140357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
MTM Technologies, Inc.
(Exact name of registrant as specified in its charter)
New York
(State or other jurisdiction of incorporation or organization)
13-3354896
(I.R.S. Employer Identification No.)
1200 High Ridge Road, Stamford, Connecticut 06905
(203) 975-3700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Francis J. Alfano, Chief Executive Officer
MTM Technologies, Inc.
1200 High Ridge Road
Stamford, Connecticut 06905
(203) 975-3700
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:
E. Ann Gill, Esq.	John F. Kohler, Esq., General Counsel
Thelen Reid Brown Raysman & Steiner LLP	MTM Technologies, Inc.
875 Third Avenue	1200 High Ridge Road
New York, New York 10022	Stamford, Connecticut 06905

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by the selling security holders.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to 462(e) under the Securities Act, check the following box. ☐

If this Form is a registration statement pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $.001 per share	1,050,732 (2)	$1.29 (3)	1,355,444 (3)	$ 41.61 (4)
Total	1,050,732 (2)	$1.29 (3)	1,355,444 (3)	$ 41.61 (4)

(1) There are also being registered such indeterminable number of additional shares of common stock as may become issuable in accordance with the anti-dilution provisions contained in the warrants, pursuant to Securities Act Rule 416(a).

(2) Represents 450,000 shares issuable upon exercise of warrants of the registrant held by certain selling securityholders and 600,732 shares of common stock of the registrant issuable to certain selling securityholders upon the conversion of their Series A Preferred Shares of the registrant.

(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, based upon the last sale price for the registrant’s common stock on March 12, 2007, as reported by The Nasdaq Stock Market.

(4) The Registrant now increases the number of shares being registered from 450,000 to 1,050,732. $77.04 was previously paid for the registration fee in connection with the filing of the initial registration statement on January 31, 2007. An additional filing fee of $23.79 is required for the additional shares being registered pursuant to this Amendment No. 1.

MTM Technologies, Inc. has other effective registration statements pursuant to which shares of MTM Technologies, Inc.’s common stock are currently being traded.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 13, 2007

1,050,732 SHARES
MTM TECHNOLOGIES, INC.
COMMON STOCK

This prospectus relates to an aggregate of 1,050,732 shares of our common stock. The shares consist of (i) 450,000 shares of our common stock issuable upon exercise of our Series A-5 Warrants held by Pequot and Constellation (defined below), the Series A-5 Warrants can be exercised to purchase shares of our common stock at an exercise price of $4.06 per share (the “Series A-5 Warrants”), and (ii) 600,732 shares of our common stock issuable upon conversion of our Series A Preferred Stock issued to Pequot and Constellation in lieu of payment of a cash dividend. The above mentioned parties are referred to as the “selling securityholders” in this prospectus. The shares may be offered and sold from time to time by the selling securityholders, and any pledgees, donees, transferees or other successors-in-interest of the shares, through public or private transactions at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices. Information regarding the identities of the selling securityholders, the manner in which they acquired or will acquire their shares and the manner in which the shares are being offered and sold is provided in the “Selling Securityholders” and “Plan of Distribution” sections of this prospectus.

We will not receive any of the proceeds from the sale of the shares. We will, however, receive the exercise price, if any, upon exercise of the Series A-5 Warrants. We have agreed to bear all of the expenses in connection with the registration and sale of the shares, except for sales commissions. We estimate these expenses to be approximately $15,100.83.

Our common stock currently is traded on The Nasdaq Capital Market under the symbol “MTMC.” On March 12, 2007 the closing sale price of our common stock, as reported by Nasdaq, was $1.27 per share. You are urged to obtain current market quotations for our common stock before purchasing any of the shares being offered for sale pursuant to this prospectus.

Investment in the shares being offered pursuant to this prospectus involve a high degree of risk. You should carefully read and consider the information set forth in the section of this prospectus entitled “Risk Factors,” commencing on page 3, when determining whether to purchase any of these shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ____, 2007

Page
Number

INTRODUCTORY COMMENT	2
RISK FACTORS	2
THE COMPANY	11
Our Offices and Website	19
The Offering	19
Nasdaq Capital Market Symbol	20
USE OF PROCEEDS	20
DIVIDEND POLICY	20

You should rely only on the information contained in this prospectus or to that which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this prospectus is accurate only as of the date of this prospectus.

INTRODUCTORY COMMENT

Throughout this prospectus, the terms “we,” “us,” “our,” “our Company” and “the Company” refer to MTM Technologies, Inc., and, unless the context indicates otherwise, our subsidiaries on a consolidated basis.

“Pequot Fund” refers to Pequot Private Equity Fund III, L.P., “Pequot Partners” refers to Pequot Offshore Private Equity Partners III, L.P., and collectively with Pequot Fund, “Pequot.” “Constellation Venture” refers to Constellation Venture Capital II, L.P., “Constellation Offshore” refers to Constellation Venture Capital Offshore II, L.P., “BSC” refers to The BSC Employee Fund VI, L.P., “CVC” refers to CVC Partners II, LLC, and collectively with Constellation Venture, Constellation Offshore and BSC, “Constellation,” and together with Pequot, the “Investors.”

RISK FACTORS

The shares being offered pursuant to this prospectus are speculative and involve a high degree of risk. Only those persons able to lose their entire investment should purchase any of the shares. Prior to making an investment decision, you should carefully read the other information in this prospectus and consider, along with other matters referred to or incorporated by reference in this prospectus, the following risk factors.

Risks Relating to Our Business

We have incurred losses in our last 3 fiscal years and our losses may continue.

We incurred a net loss of approximately $8.5 million for our fiscal year ended March 31, 2006, $8.6 million for our fiscal year ended March 31, 2005 and $8.1 million for our fiscal year ended March 31, 2004. Additionally, we incurred a net loss of approximately $21.6 million for the nine months ended December 31, 2006. Our net losses may continue and our ability to achieve and sustain profitability will be impacted by the following:

•
Our ability to increase our Access, Convergence, Consolidation, and Virtualization solution revenue and our Managed Services revenue. Increasing our emphasis on these IT solutions has placed significant demands on our resources and has resulted in increased operating costs and capital expenditures as we develop and market our IT solutions and transition our sales and business development capabilities to sell and support these solutions. Additionally, developing and marketing IT solutions requires a significant up-front investment in resources and involves a longer sales cycle than selling IT products.

•
Our ability to continue to implement our acquisition strategy. As we implement this strategy, we may incur additional operating expenses required to integrate and accelerate the growth of acquired companies, as well as certain transaction costs related to the completion of these acquisitions.

•
Our ability to keep pace with rapidly changing technology and frequent introductions of new IT products, services, and product and service enhancements, and our ability to fulfill increasingly sophisticated client requirements.

•	Our access to sufficient working capital to fund our sales and other operating activities.

•
Our successful development of centralized technology and information processing systems. As we develop and implement these systems, we expect to achieve cost savings, however we may incur increased operating costs and capital expenditures in the near term.

•
Our ability to attract, train, retain and motivate qualified IT, sales and senior management personnel in a market place where competition for qualified personnel is significant There is a shortage of qualified personnel in these fields and we compete with other companies for this limited pool of IT professionals and sales and senior management personnel.

We may need additional funds to execute our acquisition and internal growth programs which, if available, could result in an increase in our interest expense or dilution of your shareholdings. If these funds are not available, our business could be adversely affected.

We may raise funds through public or private debt or equity financing. If funds are raised through the issuance of equity securities, the percentage ownership of our then current shareholders may be reduced and such securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, such securities could have rights, preferences and privileges senior to those of the holders of our common stock and the terms of such debt could impose restrictions on our operations. If additional funds become necessary, additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may not be able to continue to fund our growth or to continue our acquisition program.

We are subject to substantial competition which could adversely affect our operating results.

The markets in which we operate are highly competitive with respect to performance, quality and price. In our professional services business our competition ranges from small, specialty integrators, to other service providers of comparable size and profile to us, as well as large national and global professional services firms and integrators. Our smaller competitors generally are highly focused on their immediate market segment and can respond more quickly to changes in client needs. Our larger competitors generally have greater financial resources and may be able to compete more effectively than we can on prices and payment terms offered to potential clients. This competition impacts our ability to acquire and retain clients and our reduces the prices we can charge for our offering.

In addition, the computer and IT products and services industries have each experienced a significant amount of consolidation through mergers and acquisitions. We also compete with manufacturers, including those serving as our vendors, which market through direct sales forces and distributors. More aggressive competition by principal manufacturers of computer and IT products, such as offering a full range of services in addition to products, could have a material adverse effect on our operations and financial results.

The failure to maintain our status as an authorized reseller/service provider of IT products could have a material adverse effect on our business and operations.

We are materially dependent on our continued status as an approved reseller of IT products and our continued authorization as an IT service provider. We would be unable to provide the range of products and services we currently offer, including warranty services, without such authorization. Our resale agreements with manufacturers generally are terminable by manufacturers on short notice. The sales of products from our two largest suppliers accounted for 16% and 15% of all product sales for the year ended March 31, 2006. The loss of one or more of such authorizations could have a material adverse effect on our business and results of operations.

In addition, our professional services revenues depend in large part on our accreditations with other vendors such as Citrix, Cisco, and Microsoft. Most of our major vendors require that we maintain specifically trained and accredited staff at each of our offices in order to re-sell and provide services associated with such products. Furthermore, certain such vendors require that we make annual purchases of their products for use in our labs and for marketing purposes. Each vendor independently determines these requirements for those organizations which it authorizes to provide services in connection with their products. If these requirements should become substantially more burdensome, they could affect our business in either of two ways: (1) we would elect not to continue our accreditation with such vendor and forgo the revenues associated with the re-sale of such vendor’s products and associated services, or (2) we would incur the additional expense associated with additional staff training or equipment purchase requirements. In either case, this could have a negative impact on our operating results.

We require access to significant working capital and vendor credit to fund our day-to-day operations. Our failure to comply with the financial and other covenants under our working capital facility and other credit arrangements could lead to a termination of those agreements and an acceleration of our outstanding debt.

We require access to significant working capital and vendor credit to fund our day-to-day operations, particularly at the end of our fiscal quarters when demand for our products and services increases substantially. Our secured revolving credit facility (the “CIT Facility”) with CIT Group/Business Credit, Inc. (“CIT”), our amended and restated loan and security agreement (the “New Textron Facility”) with Textron Financial Corporation (“Textron”), and our secured credit agreement with Columbia Partners, L.L.C., as Investment Manager, and National Electric Benefit Fund, as Lender (the “NEBF Loan”) contain a number of financial and other covenants, including consolidated senior leverage ratios and consolidated fixed charge coverage ratios. A breach of these financial or other covenants, unless waived, would be a default under each facility. Upon an event of default, each of these lenders may terminate their respective facilities and/or declare all amounts outstanding under such facilities immediately due and payable and exercise other remedies including foreclosure of the security for the obligations under such facilities. The acceleration of our debt could have a material adverse effect on our financial condition and liquidity. Additionally, the amount of working capital available to us under the CIT Facility is dependent upon the amount and quality of our accounts receivable. A significant defaults, or payment delays, of our accounts receivable could materially adversely affect our borrowing base and our access to sufficient working capital.

As of December 31, 2006, we were in breach of the consolidated fixed charge coverage ratio and consolidated senior leverage ratio under the CIT Facility, the New Textron Facility and the NEBF Loan and as of May 31, 2006, we were in breach of the net availability covenant under the CIT Facility. We have obtained a waiver of each of these breaches from each of the applicable lenders.

Our vendor agreement and lines of credit are generally terminable by the vendor at any time. Any significant termination of these arrangements could adversely impact our ability to deliver our IT solutions and reduce our working capital availability.

The loss of the services of our principal executive officers could have a material adverse effect on us.

We are significantly dependent upon the continued availability of Francis J. Alfano, our chief executive officer and Steven Stringer, our President and Chief Operating Officer. We have entered into employment agreements with each of Mr. Alfano and Mr. Stringer. These employment agreements contain non-competition provisions. The loss or unavailability to us of Mr. Alfano or Mr. Stringer for an extended period of time could have a material adverse effect on our business operations and prospects. To the extent that either Mr. Alfano’s or Mr. Stringer’s services would be unavailable to us for any reason, we would be required to procure other personnel to manage and operate our Company. There can be no assurance that we will be able to locate or employ such qualified personnel on acceptable terms. At the present time, we do not have “key man” life insurance covering any of our principal officers.

Our acquisition strategy entails significant risks.

We intend to pursue opportunities to expand our business through the acquisition of selected companies in targeted markets. The acquisition candidates we review can be large, and their acquisition by us could have a significant and lasting impact on our business. We cannot guarantee that:

•	we will be able to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms; or

•	we will be able to obtain the financing necessary to complete all projected future acquisitions.

Acquisitions involve numerous risks, including:

•	adverse effects on our operating results;

•	an inability to integrate acquired businesses;

•	unanticipated liabilities and expenses;

•	costs associated with incomplete acquisitions;

•	expenses, delays and difficulties of integrating acquired companies into our existing organization;

•	dilution of the interest of existing shareholders if we issue our securities in making acquisitions or if we sell our securities in order to raise cash for acquisitions;

•	diversion of management’s attention;

•	expenses of amortizing the acquired companies’ intangible assets;

•	increases in our expenses in order to advertise and promote acquired companies; and

•	expenses of any undisclosed or potential legal liabilities of an acquired company.

In addition, we cannot guarantee that we will realize the benefits or strategic objectives we are seeking to obtain by acquiring any particular company and any acquired company could significantly under perform relative to our expectations. In particular, acquired companies often experience modest revenue declines immediately following the closing of their acquisition.

The success of our business depends on the continued integration of acquisitions.

We completed several acquisitions and may make additional acquisitions of businesses as part of our strategic growth strategy. Our future performance will depend in large part on our ability to integrate those businesses, with our existing operations successfully and to do so profitably. To integrate acquired businesses, it is often necessary or desirable to accomplish one or more of the following:

•	consolidate their billing and accounting systems into our systems and implement financial and other control systems;

•	relocate the servers and other equipment of acquired companies to one of our facilities;

•	migrate the operations of acquired companies onto our technology platforms;

•	integrate the client accounts of acquired companies into our client service system;

•	integrate the service offerings of acquired companies into our service offerings; and

•	identify resellers and referral partners of the services of acquired companies and migrate them to our business partner program.

We may not be able to successfully integrate acquired businesses with existing operations without substantial costs, delays or other problems, if at all. As we integrate acquired businesses:

•	we may lose clients of acquired companies due to difficulties during the integration process;

•
we may not be able to bill clients of the acquired companies accurately due to potential deficiencies in the internal controls of the acquired companies, such as inadequate back-office systems of the acquired companies and potential difficulties in migrating records onto our own systems;

•	we may experience difficulty in collecting bills rendered by acquired companies due to inaccurate record keeping of the acquired companies;

•	key employees of the acquired companies whom we wish to retain may resign;

•	management’s attention and resources could be diverted from our ongoing business concerns;

•	we may not be able to integrate newly acquired technologies with our existing technologies; and

•	we may not be able to train, retain and motivate executives and employees of the acquired companies.

Because we intend to employ a strategy that includes acquisition activity, at any time there are likely to be one or more acquired businesses that have not been fully integrated into our business. Moreover, the anticipated benefits of any or all of these acquisitions may not be realized. Future acquisitions could result in the incurrence of debt and the incurrence of contingent liabilities and amortization expenses, each of which could have a material adverse effect on our operating results and financial position.

If we are unable to protect our trade secrets, our financial condition could be materially adversely affected.

We rely upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright, and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. However, we cannot assure you that the steps taken by us in this regard will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. We also are subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property, or acquire licenses to the intellectual property that is the subject of the alleged infringement. Our inability or failure to establish rights or to protect our rights may have a material adverse effect on our business, results of operations, and financial condition.

Our dependence on third party licenses could have adverse affects.

We rely on certain software, technology and content that we license or have licensed from third parties, including software, technology and content that is integrated with internally developed software and used in our products to perform key functions. These third-party licenses may not continue to be available to us on commercially reasonable terms. Also, the licensed software, technology and content may not be appropriately supported, maintained or enhanced by the licensors such that the license would not continue to provide the necessary commercial benefits to us. In addition, we may not be able to license additional software, technology and content on terms advantageous to us. The loss of or inability to obtain or replace licenses to, or inability to support, maintain and enhance, any of such licensed software, could result in increased costs, including the expense of internally developing the required software, technology and/or content, as well as delays or reductions in product shipments.

In certain parts of our managed services business we utilize software obtained as open-source. Such software is supported through various informal developer communities and may be more susceptible to internal vulnerabilities than commercial grade products. In the event that any of these software products would need to be replaced by an equivalent commercial product (because of discovered flaws or difficulty in obtaining support), we could incur significant costs associated with licensing equivalent commercial products, possibly rendering the services provided to clients based on these products unprofitable.

We have and may continue to have fluctuations in our quarterly operating results.

Our quarterly operating results have and, in the future, may fluctuate significantly, depending on a variety of factors, many of which are outside of our control. The markets in which we operate are characterized by significant seasonal swings in demand, which typically peak in the fourth quarter of each calendar year, our third fiscal quarter. We expect our net sales and operating results to reflect this seasonality. Factors that may affect our quarterly results include:

•	the demand for our products and services;

•	timing and amount of vendor and manufacturer incentive programs;

•	the size, timing and timely fulfillment of orders for our products and services;

•	the level of product, price and service competition;

•	changes in our sales incentive strategy, as well as sales personnel changes; and

•	general economic conditions and economic conditions specific to the IT market.

Our operating expenses and capital expenditures are expected to be based in large part on our expectations of future revenues and the expected costs associated with growing our acquired businesses. Therefore, if revenue levels are below expectations, operating results are likely to be adversely affected. Operating results may be disproportionately affected negatively by an unanticipated decline in revenue for a particular quarter because a relatively small amount of our expenses will vary with our revenue in the short term. As a result, we believe that period-to-period comparisons of our results of operations are not and will not necessarily be meaningful and should not be relied upon as any indication of future performance.

Risks Involving Our Common Stock

Pequot can be deemed our controlling shareholder and Pequot’s interests may not be the same as our other shareholders.

Pequot currently holds approximately 47% of the voting power of our outstanding securities and has the right to acquire up to 51% of our voting securities. Pequot also has the power to nominate two directors on our Board of Directors. Pequot also may receive additional voting power if we were to elect to pay dividends on outstanding Series A Preferred Stock in the form of additional shares of Series A Preferred Stock. As a result Pequot may be deemed in control because Pequot is in a position to approve, and the approval of Pequot is effectively required to approve any transaction requiring approval of shareholders. These transactions could include mergers, consolidations, dissolutions or sales of assets. These transactions could benefit Pequot at the expense of our other shareholders or benefit Pequot disproportionately when compared to our other shareholders.

There is significant potential volatility in our stock price.

The market for our common stock is highly volatile and we have a limited average daily trading volume when compared to the total number of shares of our common stock outstanding. Consequently, even moderate selling pressure on our common stock could have a depressive effect on its market price.

We have no history of paying dividends.

We have never paid any cash dividends on our common stock and we do not anticipate paying any dividends in the foreseeable future. In addition, our ability to pay dividends to the holders of our common stock is limited under our certificate of incorporation and secured lending facilities.

We may issue substantial amounts of additional shares of our common stock without shareholder approval, which could dilute the equity interests of our shareholders.

As of March 12, 2007, we had outstanding an aggregate of 12,095,869 shares of our common stock and an aggregate of 20,625,564 shares of Series A Preferred Stock which are subsequently convertible into our common stock on a share for share basis. The Investors currently hold warrants to purchase 3,657,693 shares of our common stock. We also have an additional 10,374,436 shares of Series A Preferred Stock authorized but unissued, all of which shares are not reserved for specific purposes, other than pursuant to the anti-dilution provisions of the Series A Preferred Stock or for issuance in lieu of cash dividends on the Series A Preferred Stock, an additional 9,000,000 shares of serial preferred that are not designated as Series A Preferred Stock and an additional (a) 4,244,350 shares of our common stock issuable upon the exercise of stock options or restricted stock units granted or available for grant under our various stock plans and (b) aggregate of approximately 700,000 shares of our common stock issuable upon exercise of other stock options, restricted stock units or warrants previously granted and outstanding, all as of the date of this prospectus. All of such shares may be issued without any action or approval by our shareholders, except as may be limited under Nasdaq Marketplace

Rules. Any shares issued by us in the future would further dilute the percentage ownership held by our shareholders.

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus, and the documents incorporated by reference into this prospectus include “forward-looking statements” within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual financial or operating results, performances or achievements expressed or implied by such forward-looking statements not to occur or be realized. Forward-looking statements made in this prospectus, and the documents incorporated by reference into this prospectus generally are based on our best estimates of future results, performances or achievements, predicated upon current conditions and the most recent results of the companies involved and their respective industries. Forward-looking statements may be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “should,” “project,” “expect,” “believe,” “estimate,” “anticipate,” “intend,” “continue,” “potential,” “opportunity” or similar terms, variations of those terms or the negative of those terms or other variations of those terms or comparable words or expressions. Potential risks and uncertainties include, among other things, such factors as:

•	the market acceptance, revenues and profitability of our current and future products and services;

•	our ability to acquire additional companies and ability to successfully integrate such acquirees, if any, into our operations;

•	general economic conditions in the United States and elsewhere, as well as the economic conditions affecting the industries in which we operate;

•	the competitive environments within the industries in which we operate;

•	our ability to raise additional capital, if and as needed; the cost-effectiveness of our product and service development activities;

•	the extent that our sales network and marketing programs achieve satisfactory response rates;

•	political and regulatory matters affecting the industries in which we operate; and

•
the other risks detailed in this prospectus, including those set forth in the section entitled “Risk Factors,” and the documents incorporated by reference into this prospectus and, from time to time, in our other filings with the Securities and Exchange Commission.

Readers are urged to carefully review and consider the various disclosures made by us in this prospectus, and the documents incorporated by reference into this prospectus, and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this prospectus speak only as of the date hereof and we disclaim any obligation to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

THE COMPANY

We are a leading national provider of innovative information technology (“IT”) solutions, including Access, Convergence, Consolidation, Virtualization, and Managed Services. We enable our clients to achieve improved operational efficiency and to focus on growth, while mitigating the risk of implementing complex IT systems. We achieve these results by providing systems, networking, IP telephony, storage, security and data center infrastructure services that address the full life cycle of a client’s IT requirements from needs analysis, through planning, development, deployment, and testing, to on-going maintenance and support. We combine these services with technology from leading software and hardware manufacturers delivering strategic IT solutions that solve many of today’s business challenges.

Our clients consist of middle market corporations (generally those with $50 million to $1 billion in revenues), divisions of Global 2000 corporations, municipal, state and federal government agencies, and educational institutions. We serve clients in most major US metropolitan markets.

Business Strategy

Our strategy is to be the national leader in providing IT solutions to the middle market using a combination of carefully managed internal growth and acquisitions. We intend to grow our business organically by deepening strong customer relationships in our capacity as trusted advisors in IT solutions, as well as through acquisitions as we seek strong companies that can augment our geographic coverage and technical capabilities. The following are key components of our strategy.

Drive cross-selling of solutions across all geographies to generate organic growth

Our current solution areas include Access, Convergence, Consolidation, Virtualization, and Managed Services. Each of the companies we acquired had its own unique expertise in one or more of these solutions. We have been leveraging this expertise to spread these solutions and their related practice areas across our entire company. By offering a full complement of our solutions to all clients across all locations, we intend to drive additional organic growth by deepening our relationships with existing clients and creating stronger relationships with new clients.

Acquire strong companies that will augment our ability to deliver sophisticated IT solutions

One of our goals is to grow our business through the acquisition of additional companies. We intend to acquire companies to expand our business into geographic regions where we do not yet have a strong presence, strengthen our technical capabilities and provide new service offerings. Acquired companies may be material and their acquisition could have a significant and lasting impact on our company.

Leverage our centralized infrastructure and processes to support our national IT solutions platform

We have made a significant investment in building an infrastructure that supports our current business operations and enhances our ability to support substantial future growth. Centralized technology infrastructure, back-office, purchasing and human resources functions have all contributed to our ability to deliver our services on a national basis and improve the operating margins of our acquired businesses.

Business Services

Our approach to the market aligns our solutions and professional services with strategic manufacturer and supply chain relationships to deliver an end-to-end solution for our clients.

Solutions. We have developed our IT solutions to deliver immediate business value and return on investment for our clients. Our solutions consist of the following:

Access. Our Access solutions offer our clients secure, on-demand access to all of their corporate applications and information from remote locations using both wired and wireless technologies. These solutions combine system, network, and security technologies to create a cohesive infrastructure that improves the efficiency, mobility and agility of clients’ businesses.

Convergence. Our Convergence solutions provide our clients the ability to combine voice, data and video content on a common network, offering a feature-rich, cost-effective and flexible platform for business communications. By using a single converged network rather than multiple networks, clients are able to lower their total cost of ownership and simplify network management and deployment.

Consolidation. Our Consolidation solutions provide our clients the ability to streamline their IT infrastructure by consolidating operating systems, applications, and storage into high-performance, scalable systems thereby improving efficiency, control and manageability. These solutions combine server and storage consolidation, application centralization, data management and migration and disaster recovery services.

Virtualization. Our Virtualization solutions provide our clients the ability to separate applications, operating systems, and storage from physical hardware enabling a more flexible, scalable, fault-tolerant and cost-effective IT infrastructure. Virtualization allows clients to lower their total cost of ownership, maximize the utilization of their infrastructure resources and achieve operational efficiencies.

Professional Services. Our staff of experienced and certified technology professionals provide our clients with a full suite of IT professional services. The services range from advanced configurations and complex project management to project logistics and planning. We provide design, consulting, implementation and support services in our six areas of core competence. These are systems, networks, IP telephony, storage, security, and facilities and cabling.

•	Our systems practice includes Windows servers, open system servers, directories, messaging, fax and server-based computing.

•	Our networks practice includes wide-area networks, local-area networks, wireless, intelligent switching and routing.

•	Our IP telephony practice includes voice, video and data integration on IP network.

•	Our storage practice includes enterprise storage and data management.

•	Our security practice includes essential systems and tools to secure, monitor and defend data and networks from unauthorized access.

•	Our facilities and cabling practice includes design and installation of data centers and physical infrastructure.

Our capability to address all phases of technology projects, from needs analysis and definition through implementation and support, allows us to offer our customers a single point of accountability for a broad range of technology projects. As technology infrastructure becomes progressively more sophisticated and complex, our clients demand total project accountability from a single vendor. With our national presence, engineering expertise, and high-level relationships with top-tier vendors, we are able to undertake most technology infrastructure projects for our clients and provide them that critical single point of accountability.

Many of our clients require a guaranteed response to their system outages. Through our national staff of certified technicians and related field resources, we provide service level guarantees to our customers in response to problems with their infrastructure technology outages that are communicated to us, or that are detected through our automated remote monitoring systems as part of a managed services solution. We offer our clients various degrees of guaranteed response depending on the severity of the outage or the client’s specific response requirements.

Technology Partners

We maintain strategic relationships with many of today’s leading hardware and software technology manufacturers enabling us to deliver to our clients advanced and comprehensive solutions at competitive prices. For example, we are a Cisco Gold partner, a Citrix Platinum Solutions Advisor, a Hewlett Packard Gold and Enterprise Storage Elite partner, a Microsoft Gold partner, an EMC Velocity Premier partner, a Sun Advantage partner, an Avaya Gold partner, a Captaris Platinum partner, and a Nortel Elite partner. For those manufactures that we believe are critical to our client’s technology infrastructure we generally hold the highest levels of certification granted by such manufacturers. We work with our strategic partners to develop national training programs to ensure consistent service delivery methodologies across our entire national footprint. With our 450 technical professionals nationwide, we train and certify our service professionals to maintain the highest levels of manufacturer certifications and authorizations. We often times work in conjunction with our partners to utilize our own accredited professional training service centers to train and deliver technical content to our service professionals.

We provide all aspects of infrastructure technology product delivery to our clients. Through our relationships as a certified partner with most of the key top tier infrastructure technology product manufacturers and with key infrastructure technology distributors, we are able to provide our clients with cost-effective product sourcing solutions to meet their requirements for managed, timely and competitive product procurement.

We offer an on-line, Web-based, secure product purchasing option for those clients who prefer a self-service alternative. Our e-commerce portal allows our clients to obtain product pricing, place unit or volume orders, and track the delivery process of their orders on line.

For clients who require their purchased products to be staged, pre-configured, field tested, assembled or integrated, we provide these services in one of three staging facilities

(located in California, Massachusetts, and Delaware). Staging can be provided with or without the client’s participation, as directed by the client.

Managed Services. Our automated remote management system and pro-active support services monitor, manage, and protect our client’s business-critical infrastructure and applications from down time and failure.

Remote Monitoring & Management. Our automated remote management system provides our clients with real-time monitoring of their computing and storage systems, IP telephony systems and network infrastructure to immediately detect component failures, critical security events (such as, for example, hacking attempts), and deteriorating performance, and with reporting on key operating metrics of these systems. The system is a combination of our proprietary network management and monitoring software and third party licensed software. Monitoring of our clients’ networks is performed by our certified engineering staff operating on a 24x7x365 basis from our network operations centers (“NOC”). Our NOCs are located on the east and west coasts.

Hosting. In addition to monitoring, our managed services include managed hosting. We offer our customers a choice of two collocation facilities to host their computing systems. Our field engineering resources are available in each of our regions to provide field support and technical resources in connection with our managed services.

Remote Support. Our remote phone support service is a virtual extension of our client’s IT staff. We provide support for a wide range of technologies including Microsoft, Citrix, Sun, Cisco and Captaris.

Remote Helpdesk. Our helpdesk services provide end-user support customized to meet our client’s specific application requirements. All helpdesk analysts are HDI (Help Desk International) certified and available 24x7.

IT Outsourcing. Many of our potential clients have adopted an approach to technology of focusing on their core business competencies, while outsourcing non-core technology systems. These clients, however, often find it more cost-effective to outsource than to fund the cost of a full-time internal IT staff to operate the sophisticated technology systems necessary which support their core business. Additionally, some clients are faced with extensive legal and regulatory compliance mandates that require sophisticated technology solutions. Again, for some of these clients, maintaining a full-time internal staff to operate those systems is not feasible. Our IT outsourcing solutions provide a cost effective solution to such clients by providing targeted support to fill gaps in their technology staffing on a project basis.

Industry

The IT solution and service provider industry is a multi-billion dollar industry that is focused on providing client’s services in building and maintaining IT infrastructures, safeguarding data and systems, optimizing applications and ensuring regulatory compliance. Industry participants face intense competition, the challenge of constant technological advancement and the ongoing need for business process optimization. The outsourcing of computer solutions is a rapidly growing trend in which a client company obtains all or a portion of its data processing requirements from an IT solutions provider, such as us, that specializes in the computer service, product or application required by the client.

We believe the strongest demand for our IT solutions is among companies which typically lack the time and technical resources to satisfy all of their IT needs internally. These companies typically require sophisticated, experienced IT assistance to achieve their business objectives. These companies often rely on IT service providers to help implement and manage their systems. However, many of these companies rely on multiple providers for their IT needs. Generally, we believe that this reliance on multiple providers results from the fact that larger IT service providers do not target these companies, while smaller IT service providers lack sufficient breadth of services or industry knowledge to satisfy all of these companies’ needs.

Companies have recognized the importance of IT systems in supporting their business processes and are turning to IT solutions to compete more effectively. At the same time the process of designing, developing and implementing IT solutions has become increasingly complex. The accelerated rate of development of new technologies is placing increasing demand on our clients to understand the opportunity and impact which these technologies can have on their business. IT services organizations like ours are faced with an increasing demand to keep up with these developments so as to effectively serve as consultants and advisors to our clients.

Consolidation of client’s voice and data communications to IP-based networks and advances of virtualization at the device and application level are indicative of a trend toward a more centralized computing model. This cycle, which started with mainframes, then workgroup mini-computers, then highly distributed applications running on micro-computers and PCs, may now be returning to a model where an increasing portion of business applications are implemented in a centralized computing model, using increasingly sophisticated terminal services to access these applications. This shift may be one of the most significant developments driving the re-definition by IT providers of product and service solutions for the foreseeable future.

Sales and Marketing

Our marketing strategy is to position ourselves as the premier IT solutions to the middle market. We do this primarily through demand generation activities, and by identifying new business opportunities. Demand generation activities are targeted to both vertical markets (e.g. industry-specific markets such as financial services, healthcare, government, and or retail) and horizontal markets, and consist primarily of national and regional events, trade shows, and advertising. Event and trade show attendance is driven by targeted mass email campaigns and telemarketing. Most marketing initiatives involve participation by one or more of our technology partners, which both enhances our visibility and resources, and significantly defrays our out-of- pocket marketing costs. We also identify business opportunities through new and existing contacts generated by our sales force.

Our primary target market for acquiring new customers consists of middle market corporations (generally those worth $50 million to $1 billion in revenues), divisions of Global 2000 corporations, municipal, state and federal government agencies, and educational institutions. We further define our target market as organizations with 100 to 3,000 technology seats in a single or in multiple US locations.

Our organic growth strategy is based on two fundamental go-to-market activities: new customer acquisition and cross-selling of existing customers. These activities are driven by our direct sales force working in conjunction with our marketing activities.

New Customer Acquisition

By follow-up on leads generated from our regional and national marketing initiatives and on leads generated by our strategic partners, as well as through unsolicited sales calls, our sales professionals regularly call on the executives of prospective client organizations. These prospective clients are typically looking for assistance with understanding the technologies that they can implement to better differentiate and/or position their businesses for growth, or are looking for support and outsourced managed service solutions to help them better run their existing technology infrastructure. Our sales professionals also make joint calls with our strategic partners or with our internal subject matter expert sales personnel to better assess our clients’ and prospective clients’ needs around specific business drivers or technologies.

Cross-Selling

We have an existing customer base of over 4,200 clients, many of whom came to us as part of our various acquisitions. As part of the acquisition process we integrated the service offerings of the acquired companies across our entire company, creating a more diverse and comprehensive national solution portfolio. Individually the acquired individually companies did not offer the full range of services that we currently offer. As a result many of our clients are currently utilizing only a small portion of our solutions. Our sales professionals are actively revisiting our existing client base and introducing them to our complete set of offerings with the goal of having those clients purchase additional offerings thereby gaining and increased percentage of such client’s total IT spending. As with new customer acquisitions, our sales professionals have subject matter expert resources available to them to assist in assessing client needs and creating solutions to meet those needs.

As of March 12, 2007, we employed approximately 160 salespersons, sales assistants, and subject matter expert sales personnel who are paid salaries, commissions, or a combination of both. The field sales force is segmented into six sales areas and report to an area vice president of sales. The field sales force is further segmented by responsibility, as follows:

An account executive is a quota-carrying, outbound sales professional with an average of five-plus years of relevant experience. Our account executives are responsible for new client acquisition, deepening relationships with existing clients, managing client relationships, and presenting client issues.

A subject matter expert sales specialist is a quota-carrying, outbound sales professional with generally ten-plus years of relevant experience and with advanced knowledge of a specific technology or solution. The subject matter expert sales specialist is responsible for account executive assistance within their specific area of expertise, with year-over-year growth of the solutions inside his or her area of expertise.

An inside sales representatives generally carries an aggregate quota of the account executives he/she supports. The primary responsibility of the inside sales representatives is to support the selling activities of multiple account executives. A subset of these activities is quoting, order management, customer communications, and maintenance/license renewals.

Acquisition Program

One of our goals has been to grow our business through the acquisition of additional companies. These acquisitions have and are expected to continue to expand our business into geographic regions where we do not yet have a strong presence, strengthen our technical capabilities and provide new service offerings. To fund the cash portions of the acquisitions which we have made to date, we have relied on private institutional financing.

Since May 2004 we have received approximately $85 million in private institutional financing to support our acquisition program and internal growth initiatives. This includes approximately $60 million in preferred equity financing from Pequot and Constellation, and $25 million of subordinated debt financing from National Electric Benefit Fund.

Since May 2004, we have acquired six companies, either through the purchase of operating assets or the acquisition of capital stock:

•
DataVox Technologies, Inc., a Cisco AVVID (Architecture for Voice, Video and Integrated Data) authorized partner, offering advanced technology solutions, including IP telephony, security, storage, networking and wireless technologies solutions, as well as network facilities engineering and data center technology consulting and services.

•
Network Catalyst, Inc., a provider of advanced technology solutions in the VoIP (voice over Internet protocol), infrastructure and security fields to clients located throughout the Southern California region.

•
Vector ESP, Inc. and Vector ESP Management, Inc., providers of secure access, consulting services, information technology products, technology solutions, applications, messaging and collaboration products and services, remote connectivity and workforce mobility products and services.

•
Info Systems, Inc., a provider of VOIP, security and storage solutions, as well as telecommunications and structured cabling services, outsourced IT, staff augmentation and remote network monitoring, management and support services through its network operations center.

•	Nexl, Inc., a provider of enterprise storage, network infrastructure, security, IP telephony, and managed services to clients primarily located in the Northeast.

•	Axcent Solutions, Inc., a provider of access, infrastructure and availability solutions based on technologies from Citrix, Microsoft, Network Appliance, VMware and Cisco.

Suppliers

We purchase software, computers and related products directly from numerous suppliers as either an authorized dealer or a value added reseller. We have entered into authorization agreements with our major suppliers. Typically, these agreements provide that we have been appointed, on a non-exclusive basis, as an authorized dealer and systems integrator of specified products of the supplier at specified locations. Most of the authorization agreements provide that the supplier may terminate the agreement with or without cause upon 30 to 90 days notice or immediately upon the occurrence of certain events. We believe that we have excellent relationships with our major suppliers; however, there can be no assurance that the aforementioned agreements will be renewed. If these agreements are not renewed, we may have difficulty in obtaining inventory at a sufficiently low cost to allow for resale at a competitive price.

We receive certain discretionary cost subsidies, typical for the industry, from certain major suppliers to promote sales and support activities relating to their products. We have used these funds to subsidize marketing, advertising and our connectivity and communication laboratory.

Our suppliers permit us to pass through to its customers all warranties and return policies applicable to the suppliers’ products. To date, we have experienced few returns of product and have generally been reimbursed by the suppliers for most warranty work done for its customers. All service work after the expiration of the warranty period is at the customer’s expense. We offer service contracts of varying lengths under which we agree to be responsible for all service costs for a fixed term in exchange for a set fee paid by the customer.

Software and other related products are purchased from numerous industry suppliers. As is customary, we do not have any long-term agreements or commitments with these suppliers, because competitive sources of supply are generally available for such products.

Competition

The markets in which we operate are highly competitive with respect to performance, quality and price. In our professional services business our competition ranges from small, specialty integrators, to other service providers of comparable size and profile to us, as well as large national and global professional services firms and integrators. Our smaller competitors generally are highly focused on their immediate market segment and can respond more quickly to changes in customer needs. Our larger competitors generally have greater financial resources and may be able to compete more effectively than we can on prices and payment terms offered to potential customers. In our product provisioning business we directly compete with local, regional and national distributors and mail order providers of computer and IT products and services, including network integrators and corporate divisions of retail superstores.

In addition, the computer and IT products and services industries have each experienced a significant amount of consolidation through mergers and acquisitions. In the future, we may face further competition from new market entrants and possible alliances between existing competitors. Some of our competitors have, or may have, greater financial, marketing and other resources than us. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, benefit from greater purchasing economies, offer more aggressive hardware and service pricing to customers, or devote greater resources to the promotion of their products and services. We also compete with manufacturers, including those serving as our vendors, which market through direct sales forces and distributors. More aggressive competition by principal manufacturers of computer and IT products, such as offering a full range of services in addition to products, could have a material adverse effect on our operations and financial results. We believe that our backlog of unfilled customer orders is not material.

Proprietary Information

We do not hold any patents, but have several trademarks and service marks. We also may affix copyright notices on our support service, training and service manuals. While such protection may become important to use, it is not considered essential to the success of our business. We rely on the know-how, experience and capabilities of our management, sales and service personnel. We require our employees to sign confidentiality or non-competition agreements.

Employees

Our growth-through-acquisition strategy has resulted in a substantial increase in the number of employees. As of May 31, 2004, prior to commencing our acquisition strategy, we employed 151 persons and as of March 31, 2006, after completing five acquisitions, we employed 749 persons. Of these employees, 25 were in management, 169 were in sales and marketing, 361 were in technical support, and 184 were in operations, finance and administration. As of March 12, 2007, none of our personnel was represented by a union.

Incorporation

We were incorporated on May 12, 1986 in the State of New York

Our Offices and Website

Our principal executive offices currently are located at 1200 High Ridge Road, Stamford, Connecticut 06905. Our telephone number is (203) 975-3700. We maintain a website at www.mtm.com. Information contained on our website is not to be considered a part of, nor incorporated by reference in, this prospectus.

The Offering

Common stock being offered by us	None.
Common stock being offered by the selling securityholders

1,050,732 shares of our common stock, consisting of:

(i) 450,000 shares of our common stock issuable upon exercise of our Series A-5 Warrants held by Pequot and Constellation; and

(ii) 600,732 shares of our common stock issuable upon conversion of our Series A Preferred Stock issued to Pequot and Constellation in lieu of payment of a cash dividend.

Common stock outstanding as of the date of this prospectus	12,095,869 shares.

Use of proceeds
We will not receive any of the proceeds from the sale of the shares being offered pursuant to this prospectus. We will, however, receive the exercise price, if any, upon exercise of the Series A-5 Warrants currently held by the selling securityholders. We intend to use any proceeds from the exercise of such warrants for possible future acquisitions; and general corporate purposes and working capital.

Nasdaq Capital Market Symbol

Our common stock currently is traded on The Nasdaq Capital Market under the symbol “MTMC.”

USE OF PROCEEDS

The proceeds from the sale of the shares of our common stock being offered by the selling securityholders pursuant to this prospectus will belong to the selling securityholders. We will not receive any of the proceeds from the sale of such shares, except with respect to the exercise price, if any, of the Series A-5 Warrants held by the selling securityholders. We will utilize any proceeds from the exercise of such warrants for payment of cash consideration in connection with future acquisitions as part of our strategic growth strategy; and general corporate and working capital purposes. We will have complete discretion over how we may use the proceeds, if any, from any exercise of the warrants. We cannot assure purchasers that our use of the net proceeds will not vary substantially due to unforeseen factors. Pending use of the proceeds from any exercise of the warrants, we may invest all or a portion of such proceeds in marketable securities, equity securities of other companies, short-term, interest-bearing securities, U.S. Government securities, money market investments and short-term, interest-bearing deposits in banks.

DIVIDEND POLICY

We have never declared or paid any dividends to the holders of our common stock and we do not expect to pay cash dividends in the foreseeable future. We currently intend to retain all earnings for use in connection with the further development of our business and for general corporate purposes. Our board of directors will have the sole discretion in determining whether to declare and pay dividends in the future. The declaration of dividends will depend on our profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors. In addition, provisions contained in our certificate of incorporation governing the terms of our Series A Convertible Preferred Stock, as well as our financing agreements with CIT and Textron, and our financing agreement with Columbia Partners, L.L.C. Investment Management (“Columbia Partners”) and National Electrical Benefit Fund (“NEFB”), place restrictions on our ability to declare or make any cash dividends on our common stock. In addition, our ability to pay cash dividends on our common stock in the future could be further limited or prohibited by the terms of future financing agreements that we may enter into or by the terms of any preferred stock that we may authorize and issue.

SELLING SECURITYHOLDERS

An aggregate of 1,050,732 shares of our common stock may be offered for sale and sold pursuant to this prospectus by the selling securityholders. The shares consist of (i) 450,000 shares of our common stock issuable upon exercise of our Series A-5 Warrants held by Pequot and Constellation, which Series A-5 Warrants can be exercised to purchase shares of our common stock at an exercise price of $4.06 per share, and (ii) 600,732 shares of our common stock issuable upon conversion of our Series A Preferred Stock issued to Pequot and Constellation in lieu of payment of a cash dividend issued as follows: 97,673 shares of our Series A-1 Preferred Stock, 59,999 shares of our Series A-2 Preferred Stock, 115,382 shares of our Series A-3 Preferred Stock, 235,374 shares of our Series A-4 Preferred Stock, and 92,304 shares of our Series A-5 Preferred Stock.

On May 20, 2004, our shareholders approved an investment of up to $25,000,000 by Pequot under the terms of a purchase agreement, dated January 29, 2004 (the “Pequot Purchase Agreement”). The investment was to be made through Pequot’s purchase from us of shares of our Series A Preferred Stock and warrants to purchase shares of our common stock in three tranches. Pequot completed its initial $7,000,000 investment in our Company on May 21, 2004, through the purchase of 3,255,814 shares of our Series A-1 Preferred Stock and 500,000 warrants. Pequot completed a $5,500,000 investment in our Company on September 16, 2004, through the purchase of 2,000,000 shares of our Series A-2 Preferred Stock and 400,000 warrants. On November 30, 2004, we filed Registration Statement No. 333-117549, as amended, on Form S-3 registering for resale 1,565,817 then currently outstanding shares of our common stock issuable upon conversion of the Series A-1 Preferred Stock, 2,000,000 shares of common stock issuable upon the conversion of the Series A-2 Preferred Stock and 900,000 shares issuable upon the exercise of warrants issued in connection with the Series A-1 and A-2 Preferred Stock. On December 2, 2004, Registration Statement No. 333-117549 was declared effective by the SEC.

On December 7, 2004, Pequot assigned to Constellation its rights and obligations under the Pequot Purchase Agreement to purchase from us $6,250,000 of the Series A-3 Preferred Stock and warrants to purchase 384,616 shares of our common stock, together with rights and obligations of a “Purchaser” under the Pequot Purchase Agreement with respect to such Series A-3 Preferred Stock and associated warrants. Immediately thereafter, Pequot purchased from us $6,250,000 of the Series A-3 Preferred Stock and warrants to purchase 384,616 shares of our common stock and Constellation purchased from us $6,250,000 of the Series A-3 Preferred Stock and warrants to purchase 384,616 shares of our common stock. The A-3 Preferred Stock is convertible into 3,846,154 shares of our common stock at a conversion price of $3.25 per share and the associated common stock warrants are exercisable for 769,232 shares of common stock at an exercise price of $4.06 per share. On March 4, 2005, we filed Registration Statement No. 333-123144, as amended, on Form S-3 registering for resale 3,846,154 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock and 769,232 shares issuable upon the exercise of warrants issued in connection with the Series A-3 Preferred Stock. On April 22, 2005, Registration Statement No. 333-123144 was declared effective by the SEC.

On December 7, 2004, we entered into an additional purchase agreement, as amended on March 11, 2005 and on November 22, 2005 (the “Pequot/Constellation Purchase Agreement”) with the Investors whereby (1) we sold to the Investors on December 10, 2004 (i) convertible secured subordinated promissory notes in the aggregate principal amount of $10,000,000 (the “First Tranche Series A-4 Notes”) which were converted into 3,076,923 shares of the Series A-4 Preferred Stock on June 23, 2005, and (ii) detachable warrants which may be exercised at any time until December 10, 2008, to purchase up to 615,386 shares (as such amount may be adjusted in accordance with the terms thereof) of our common stock (the “First Tranche A-4 Warrants”), and (2) we granted to the Investors an option to purchase (i) at any time, but in no event later than September 10, 2005, 4,615,384 shares of Series A-4 Preferred Stock, and detachable warrants to purchase up to 923,077 shares of our common stock any time until December 10, 2008 at an exercise price of $4.06 per share (as such amount may be adjusted in accordance with the terms thereof) (together with the First Tranche A-4 Warrants, the “Series A-4 Warrants”) and (ii) at any time, but in no event later than December 10, 2005, 4,615,384 shares of Series A-5 Preferred Stock.

Upon a partial exercise of their A-4 Preferred Shares and A-4 Warrant option under the Pequot/Constellation Purchase Agreement, on March 11, 2005 we sold to the Investors convertible secured subordinated promissory notes in the aggregate principal amount of $6,000,000 (the “Second Tranche Series A-4 Notes”), which were converted into 1,846,154 shares of Series A-4 Preferred Stock on June 23, 2005, and we issued Series A-4 Warrants to purchase 369,231 shares of our common stock.

Upon conversion of the First Tranche Series A-4 Notes and the Second Tranche Series A-4 Notes an additional 153,634 shares of Series A-4 Preferred Stock were issued to the Investors, which amount represents the accrued interest of $499,319 on their converted Notes.

Upon the exercise of their remaining A-4 Preferred Shares and A-4 Warrant options under the Pequot/Constellation Purchase Agreement, on June 29, 2005 we sold to the Investors (i) 1,538,461 shares of Series A-4 Preferred Stock and (ii) Series A-4 Warrants to purchase 307,692 shares of our common stock for $4,999,998.50 and on July 7, 2005 we sold to the Investors (i) 1,230,769 shares of Series A-4 Preferred Stock and (ii) Series A-4 Warrants to purchase 246,152 shares of our common stock for $3,999,999.26. No further shares of Series A-4 Preferred Stock or Series A-4 Warrants are issuable under the Pequot/Constellation Purchase Agreement. None of the warrants sold to the Investors have been exercised. On August 16, 2005, we filed Registration Statement No. 333-127587, as amended, on Form S-3 registering for 7,845,941 shares of our common stock issuable upon conversion of the Series A-4 Preferred Stock and 1,538,461 shares issuable upon the exercise of warrants issued in connection with the Series A-4 Preferred Stock. On December 30, 2005, Registration Statement No. 333-127587 was declared effective by the SEC.

On November 22, 2005 we amended the Pequot/Constellation Purchase Agreement to provide for the obligation of the Investors to purchase and the Company to sell up to $10,000,000 of the Series A-5 Preferred Stock and the Series A-5 Warrants. On November 23, 2005, we sold to the Investors 3,076,923 shares of such Series A-5 Preferred Stock and Series A-5 Warrants to purchase up to 450,000 shares of our common stock for an aggregate purchase price of $10,000,000. No further shares of Series A-5 Preferred Stock or Series A-5 Warrants are issuable under the Pequot/Constellation Purchase Agreement. Our shareholders approved the issuance and exercise of the Series A-5 Warrants on December 14, 2006. The shares of our common stock issuable upon exercise of the Series A-5 Warrants acquired by the Investors constitute the shares being offered for sale pursuant to this prospectus. On January 18, 2006, we filed Registration Statement No. 333-131089, as amended, on Form S-3 registering for resale, among other of our shares, shares of our common stock issuable upon conversion of the Series A-5 Preferred Stock (i.e. 3,076,923 shares). On March 21, 2006 Registration Statement No. 333-131089 was declared effective by the SEC.

On November 21, 2006, in satisfaction of our obligation to pay a semi annual dividend on the Series A Preferred Stock, we issued the following Series A Preferred Stock in lieu of cash dividends: (i) to Pequot Fund 85,606 shares of our Series A-1 Preferred Stock, 52,586 shares of our Series A-2 Preferred Stock, 50,564 shares of our Series A-3 Preferred Stock, 134,114 shares of our Series A-4 Preferred Stock, and 68,767 shares of our Series A-5 Preferred Stock, (ii) to Pequot Offshore 12,067 shares of our Series A-1 Preferred Stock, 7,413 shares of our Series A-2 Preferred Stock, 7,127 shares of our Series A-3 Preferred Stock, 18,905 shares of our Series A-4 Preferred Stock, and 9,693 shares of our Series A-5 Preferred Stock, (iii) to Constellation Venture, 28,802 shares of our Series A-3 Preferred Stock, 41,115 shares of our Series A-4 Preferred Stock, and 6,912 shares of our Series A-5 Preferred Stock, (iv) to Constellation Offshore, 15,327 shares of our Series A-3 Preferred Stock, 21,879 shares of our Series A-4 Preferred Stock, and 3,678 shares of our Series A-5 Preferred Stock, (v) to BSC, 12,843 shares of our Series A-3 Preferred Stock, 18,335 shares of our Series A-4 Preferred Stock, and 3,082 shares of our Series A-5 Preferred Stock, and (vi) to CVC, 719 shares of our Series A-3 Preferred Stock, 1,026 shares of our Series A-4 Preferred Stock, and 6,912 shares of our Series A-5 Preferred Stock. An aggregate total of 600,732 shares of our common stock is issuable upon conversion of the Series A Preferred Stock issued to Pequot and Constellation on November 21, 2006.

There is a question of whether the sale of all the securities that can be purchased and sold pursuant to the Pequot/Constellation Purchase Agreement, specifically, the Series A-4 Preferred Stock, Series A-4 Warrants, Series A-5 Preferred Stock and Series A-5 Warrants (collectively, the “Securities”) should be considered as a single, integrated transaction under federal securities laws. If the single, integrated transaction position described above were correct and if we were conducting the offer and sale of any part of the Securities as an unregistered transaction while we had on file a registration statement for the public resale of the underlying shares of such Securities, such an occurrence could give rise to a right of the Investors to rescind their purchases of the Securities under federal securities laws. As we filed a registration statement for the securities underlying the Series A-4 Preferred Stock and Series A-4 Warrants while the option to purchase the Series A-5 Preferred Stock and Series A-5 Warrants was still outstanding, if the sale of all securities that can be purchased and sold pursuant to the Pequot/Constellation Purchase Agreement is considered as a single, integrated transaction under federal securities laws, then our filing of the registration statement for the Series A-4 Preferred Stock and A-4 Warrants while the option to purchase the Series A-5 Preferred Stock and Series A-5 Warrants was still outstanding could give rise to a right of the Investors to rescind their purchases of the Securities under federal securities laws. The Investors have executed a waiver letter whereby they waive any and all such rescission rights.

Pequot currently holds approximately 47% of the voting power of our outstanding securities and has the right to acquire up to 51% of our voting securities. Pequot also has the power to nominate two directors on our Board of Directors. As a result Pequot is in a position to approve, and the approval of Pequot is effectively required to approve any transaction requiring approval of shareholders.

The following table and notes to the table sets forth, with respect to each selling securityholder:

•	the name of the selling securityholder;

•	the number of shares of our common stock beneficially owned by the selling securityholder as of the date of this prospectus;

•	the number of shares of our common stock being offered for sale by the selling securityholder pursuant to this prospectus; and

•
the number of shares of our common stock and percentage that will be beneficially owned by the selling securityholder assuming the selling securityholder disposes of all of the shares being offered pursuant to this prospectus.

			Beneficial Ownership After the Sale of the Shares
Name and Material Relationships	Beneficial Ownership Prior to Sale of the Shares	Number of Shares Being Offered for Sale	Number	Percentage
Pequot Private Equity Fund III, L.P. (1) (3)	15,783,903 (4)	726,879 (5)	15,057,024 (6)	55.45%
Pequot Offshore Private Equity Partners III, L.P. (1)(3)	2,225,015 (7)	102,463 (8)	2,122,552 (9)	14.93%
Constellation Venture Capital II, L.P. (2) (3)	3,132,374 (10)	110,527 (11)	3,021,847 (12)	19.99%
Constellation Venture Capital Offshore II, L.P. (2)(3)	1,666,903 (13)	58,817 (14)	1,608,086 (15)	11.73%
The BSC Employee Fund VI, L.P. (2)(3)	1,396,841 (16)	49,287 (17)	1,347,554 (18)	10.02%
CVC II Partners, L.L.C. (2) (3)	78,221 (19)	2,759 (20)	75,462 (21)	0.62%
___________

(1)
According to a Schedule 13D/A filed with the SEC on February 4, 2004, as amended, Pequot Capital Management, Inc. ("Pequot Capital") is the investment advisor/manager for both the Pequot Fund and Pequot Partners and holds voting and dispositive power over all shares held by such entities. Arthur J. Samberg is the executive officer, director and controlling shareholder of Pequot Capital. Gerald A. Poch, the chairman of our board of directors since May 21, 2004, and Richard R. Heitzmann, one of our directors since May 21, 2004, are each employees of Pequot Capital and, along with Mr. Samberg, disclaim beneficial ownership of these securities except to the extent of their pecuniary interest. Amish Jani, an employee of Pequot Capital served on our board of directors from May 21, 2004 to December 7, 2004. Neither Pequot Fund nor Pequot Partners is a registered broker or dealer, however they are affiliated with a broker or dealer, in each case as defined in the United States Securities Exchange Act of 1934. Both Pequot Fund and Pequot Partners acquired the listed shares in the ordinary course of business. At the time of the acquisition of the listed shares, neither Pequot Fund nor Pequot Partners had any agreement, understanding or arrangement with any other person, either directly or indirectly, to dispose of such listed shares.

(2)
According to Amendment No. 4 to Schedule 13D filed with the SEC on January 19, 2007 and information provided to us by Constellation, The Bear Stearns Companies Inc. (“BSCI”) is the sole managing member of Constellation Ventures Management II, LLC (“Management”) and the sole stockholder of Bear Stearns Asset Management Inc. (“BSAM”). Management is the sole managing general partner of BSC, the sole general partner of Constellation Venture and the sole general partner of Constellation Offshore . Mr. Clifford H. Friedman, who served on our board of directors from December 7, 2004 to August 9, 2005, is a member of Management and a senior managing director of BSAM. Mr. Thomas Wasserman, who has served as our director since August 9, 2005, is an employee of BSAM. BSAM is the sole managing member of CVC and investment adviser to BSC, Constellation Ventures, Constellation Offshore and CVC. Management, BSAM and Mr. Friedman share investment and voting control of shares beneficially owned by BSC, Constellation Ventures and Constellation Offshore. BSAM exercises sole investment and voting control of shares beneficially owned by CVC. BSCI, Management, BSAM and Mr. Friedman disclaim beneficial ownership over the shares held by BSC, Constellation Ventures, Constellation Offshore and CVC except to the extent of their pecuniary interests therein. Constellation Ventures, Constellation Offshore, CVC and BSC are not registered brokers or dealers, however are affiliated with a broker or dealer, in each case as defined in the United States Securities Exchange Act of 1934. Each of Constellation Ventures, Constellation Offshore, CVC and BSC acquired the listed shares in the ordinary course of business. At the time of the acquisition of the listed shares Constellation Ventures, Constellation Offshore, CVC and BSC did not have any agreement, understanding or arrangement with any other person, either directly or indirectly, to dispose of such listed shares.

(3)
A change in control of our Company may be deemed to have occurred effective May 21, 2004. This change in control was the result of our consummation of the sale of our securities to Pequot pursuant to the Pequot Purchase Agreement.

We entered into other agreements on May 21, 2004 and December 7, 2004, as conditions to consummating transactions contemplated in the Pequot Purchase Agreement and the Pequot/Constellation Purchase Agreement, including a Shareholders’ Agreement with the Pequot Fund, Pequot Partners, Howard A. Pavony and Steven H. Rothman on May 21, 2004. On December 10, 2004, simultaneously with, and as a condition to, the closing of the transactions contemplated by the December 10, 2004 Purchase Agreement with Pequot and Constellation providing for the issuance and sale of our Series A-4 with A-5 Preferred Stock, we amended and restated the Shareholders’ Agreement to set forth certain new restrictions and obligations for us and for Mr. Pavony and Mr. Rothman. Additionally, on December 21, 2004, we further amended the Shareholders’ Agreement in connection with the resignation of Mr. Pavony from the Board of Directors, which resignation was effective March 31, 2005.

On August 1, 2005 we entered into an Amended and Restated Shareholders’ Agreement (the “Restated Shareholders Agreement”) with Pequot, Constellation, Mr. Pavony and Mr. Rothman. The Restated Shareholders’ Agreement reflected an extension of the lock-up period with respect to the shares owned by Mr. Pavony entered into in connection with the termination of his employment with us. Mr. Pavony’s agreed that (i) prior to May 21, 2006, he would not transfer any securities of the Company owned by him and (ii) from May 21, 2006 to January 1, 2007, he would not transfer more than 42.5%, in the aggregate, of such securities. After January 1, 2007, Mr. Pavony may, subject to certain other rights of the Company, Pequot and Constellation, sell his shares free of the foregoing limitations. The Restated Shareholders Agreement provides that parties agree to vote, or cause to be voted, all securities of the Company owned by such party or over which such party has voting control so that the number of directors will consist of: (i) the company’s chief executive officer (“CEO”); (ii) two directors designated by Pequot Capital Management, Inc., or its assignee; (iii) one director designated by Constellation or its assignee; (iv) Mr. Rothman; (v) three “independent” directors, within the meaning of “independent” under the current rules of Nasdaq, selected by the Company’s nominating and corporate governance committee; and (vi) two additional independent directors to be selected by the CEO and reasonably acceptable to the Company’s nominating and corporate governance committee. Under certain circumstances where Pequot holds less than 25% of the securities Pequot purchased pursuant to the Purchase Agreement, the right to designate two directors in (ii) above will be reduced to one director and the above voting provisions will be adjusted in the manner described in the Restated Shareholders’ Agreement.

On July 7, 2006, in connection with the termination of his employment with the Company, Mr. Rothman waived the obligation that Pequot and Constellation vote in favor of his appointment as a Director and agreed that he would not stand for reelection to the Board of Directors at the Company’s 2006 Annual Meeting of Shareholders.

The obligation of the parties under the Restated Shareholders’ Agreement will expire upon the earliest to occur of (i) the completion of any voluntary or involuntary liquidation or dissolution of the Company, (ii) the sale of all or substantially all of the Company’s assets or of a majority of the outstanding equity of the Company to any person that is not a party to the Restated Shareholders’ Agreement, or (iii) December 10, 2009. Messrs. Rothman and Pavony’s obligation to vote for (i) two directors designated by Pequot Capital Management, Inc., and (ii) one director designated by Constellation or its assignee, shall terminate if (a) Pequot or their assignees own less than 10% of the outstanding Series A Preferred Stock (or shares of our common stock issuable upon conversion thereof) issued to Pequot, (b) Constellation or its assignees own less than 10% of the Series A-3 Preferred Stock (or shares of our common stock issuable upon conversion thereof) issued to Constellation, or (c) any other shareholders that are introduced to the company by Pequot own less than 10% of the shares acquired by such shareholders from the company in a transaction not including a public offering or (ii) if Messrs. Pavony and Rothman individually own less than less than 10% of the number of shares of common stock owned by such person on December 10, 2004. The Restated Shareholders Agreement also contains provisions (i) restricting the transfer of any securities by shareholders party to the Restated

Shareholders Agreement in certain circumstances and (ii) granting Pequot and Constellation certain rights of first refusal and tag-along rights with respect to any dispositions by Messrs. Pavony and Rothman of their shares of Common Stock.

We have agreed, pursuant to our August 1, 2005 Amended and Restated Registration Rights Agreement, as amended, with the selling securityholders, to register under the Securities Act all of the shares of our common stock issuable upon conversion of the Series A Preferred Stock, and upon exercise of the warrants, that the Investors have acquired and have a right to acquire under the Pequot Purchase Agreement and the Pequot/Constellation Purchase Agreement. The shares of our common stock issuable upon exercise of the Series A-5 Warrants acquired by the Investors constitute the shares being offered for sale pursuant to this prospectus.

(4)
Represents (a) 2,939,161 shares of our common stock issuable upon conversion of the Series A-1 Preferred Stock owned by the Pequot Fund, (b) 1,805,484 shares of our common stock issuable upon conversion of the Series A-2 Preferred Stock owned by the Pequot Fund, (c) 1,736,043 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock owned by the Pequot Fund, (d) 4,604,604 shares of our common stock issuable upon conversion of the Series A-4 Preferred Stock owned by Pequot Fund, (e) 2,361,019 shares of our common stock issuable upon conversion of the Series A-5 Preferred Stock owned by the Pequot Fund, and (f) 2,337,592 shares of our common stock issuable upon exercise of the warrants associated with the Series A Preferred Stock held by the Pequot Fund. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and exercise of the associated warrants which the Pequot Fund owns are subject to anti-dilution adjustment. Does not include any shares of Series A Preferred Stock that we may issue in lieu of cash dividends on the Series A Preferred Stock for the period between the date hereof and May 20, 2008.

(5)
Represents 335,243 shares of our common stock issuable upon exercise of the Series A-5 Warrants owned by the Pequot Fund and 391,637 shares of our common stock issuable upon conversion of the Series A Preferred Stock issued to Pequot Fund on November 21, 2006. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the Series A-5 Warrants which the Pequot Fund owns are subject to anti-dilution adjustment.

(6)
Represents (a) 2,853,555 shares of our common stock issuable upon conversion of the Series A-1 Preferred Stock owned by the Pequot Fund, (b) 1,752,898 shares of our common stock issuable upon conversion of the Series A-2 Preferred Stock owned by the Pequot Fund, (c) 1,685,479 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock owned by Pequot Fund, (d) 4,470,490 shares of our common stock issuable upon conversion of the Series A-4 Preferred Stock owned by the Pequot Fund, (e) 2,292,252 shares of our common stock issuable upon conversion of the Series A-5 Preferred Stock owned by the Pequot Fund and (f) 2,002,350 shares of our common stock issuable upon exercise of the associated warrants held by the Pequot Fund, excluding the Series A-5 Warrants. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the associated warrants which the Pequot Fund owns are subject to anti-dilution adjustment. Does not include any shares of Series A Preferred Stock that we may issue in lieu of cash dividends on the Series A Preferred Stock for the period between the date hereof and May 20, 2008.

(7)
Represents (a) 414,326 shares of our common stock issuable upon conversion of the Series A-1 Preferred Stock owned by Pequot Partners, (b) 254,515 shares of our common stock issuable upon conversion of the Series A-2 Preferred Stock owned by Pequot Partners, (c) 244,725 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock owned by Pequot Partners, (d) 649,099 shares of our common stock issuable upon conversion of the Series A-4 Preferred Stock owned by Pequot Partners, (e) 332,826 shares of our common stock issuable upon conversion of the Series A-5 Preferred Stock owned by Pequot Partners, and (f) 329,524 shares of our common stock issuable upon exercise of the associated warrants held by Pequot Partners. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and exercise of the associated warrants which Pequot Partners owns are subject to anti-dilution adjustment. Does not include any shares of Series A Preferred Stock that we may issue in lieu of cash dividends on the Series A Preferred Stock for the period between the date hereof and May 20, 2008.

(8)
Represents 47,258 shares of our common stock issuable upon exercise of the Series A-5 Warrants owned by Pequot Partners and 55,205 shares of our common stock issuable upon conversion of the Series A Preferred Stock issued to Pequot Partners on November 21, 2006. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the Series A-5 Warrants which Pequot Partners owns are subject to anti-dilution adjustment.

(9)
Represents (a) 402,259 shares of our common stock issuable upon conversion of the Series A-1 Preferred Stock owned by Pequot Partners, (b) 247,102 shares of our common stock issuable upon conversion of the Series A-2 Preferred Stock owned by Pequot Partners, (c) 237,598 shares of our common stock issuable upon conversion of the Series A-3

Preferred Stock owned by Pequot Partners, (d) 630,194 shares of our common stock issuable upon conversion of the Series A-4 Preferred Stock owned by Pequot Partners, (e) 323,133 shares of our common stock issuable upon conversion of the Series A-5 Preferred Stock owned by Pequot Partners and (f) 282,266 shares of our common stock issuable upon exercise of the associated warrants held by Pequot Partners, excluding the Series A-5 Warrants. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the associated warrants which Pequot Partners owns are subject to anti-dilution adjustment. Does not include any shares of Series A Preferred Stock that we may issue in lieu of cash dividends on the Series A Preferred Stock for the period between the date hereof and May 20, 2008.

(10)
Represents (a) 988,870 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock owned by Constellation Venture, (b) 1,411,645 shares of our common stock issuable upon conversion of the Series A-4 Preferred Stock owned by Constellation Ventures, (c) 237,328 shares of our common stock issuable upon conversion of the Series A-5 Preferred Stock owned by Constellation Venture, and (d) 494,531 shares of our common stock issuable upon exercise of the associated warrants held by Constellation Venture. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the associated warrants Constellation Venture owns are subject to anti-dilution adjustment. Does not include any shares of Series A Preferred Stock that we may issue in lieu of cash dividends on the Series A Preferred Stock for the period between the date hereof and May 20, 2008.

(11)
Represents 33,698 shares of our common stock issuable upon exercise of the Series A-5 Warrants owned by Constellation Venture and 76,829 shares of our common stock issuable upon conversion of the Series A Preferred Stock issued to Constellation Venture on November 21, 2006. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the Series A-5 Warrants which Constellation Venture owns are subject to anti-dilution adjustment.

(12)
Represents (a) 960,068 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock, (b) 1,370,530 shares of our common stock issuable upon conversion of the Series A-4 Preferred Stock owned by Constellation Venture, (c) 230,416 shares of our common stock issuable upon conversion of the Series A-5 Preferred Stock owned by Constellation Venture and (d) 460,833 shares of our common stock issuable upon exercise of the associated warrants held by Constellation Venture, excluding the Series A-5 Warrants. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and exercise of associated warrants Constellation Venture owns are subject to anti-dilution adjustment. Does not include any shares of Series A Preferred Stock that we may issue in lieu of cash dividends on the Series A Preferred Stock for the period between the date hereof and May 20, 2008.

(13)
Represents (a) 526,230 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock owned by Constellation Offshore, (b) 751,211 shares of our common stock issuable upon conversion of the Series A-4 Preferred Stock owned by Constellation Offshore, (c) 126,295 shares of our common stock issuable upon conversion of the Series A-5 Preferred Stock owned by Constellation Offshore, and (d) 263,167 shares of our common stock issuable upon exercise of the associated warrants held by Constellation Offshore. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the associated warrants Constellation Offshore owns are subject to anti-dilution adjustment. Does not include any shares of Series A Preferred Stock that we may issue in lieu of cash dividends on the Series A Preferred Stock for the period between the date hereof and May 20, 2008.

(14)
Represents 17,933 shares of our common stock issuable upon exercise of the Series A-5 Warrants owned by Constellation Offshore and 40,884 shares of our common stock issuable upon conversion of the Series A Preferred Stock issued to Constellation Offshore on November 21, 2006. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the Series A-5 Warrants which Constellation Offshore owns are subject to anti-dilution adjustment.

(15)
Represents (a) 510,903 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock owned by Constellation Offshore, (b) 729,332 shares of our common stock issuable upon conversion of the Series A-4 Preferred Stock owned by Constellation Offshore, (c) 122,617 shares of our common stock issuable upon conversion of the Series A-5 Preferred Stock owned by Constellation Offshore and (d) 245,234 shares of our common stock issuable upon exercise of associated warrants, excluding the Series A-5 Warrants. The number of shares of our common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the associated warrants Constellation Offshore owns are subject to anti-dilution adjustment. Does not include any shares of Series A Preferred Stock that we may issue in lieu of cash dividends on the Series A Preferred Stock for the period between the date hereof and May 20, 2008.

(16)
Represents (a) 440,974 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock owned by BSC, (b) 629,505 shares of our common stock issuable upon conversion of the Series A-4 Preferred Stock owned by BSC, (c) 105,833 shares of our common stock issuable upon conversion of the Series A-5 Preferred Stock owned by BSC, and (d) 220,529 shares of our common stock issuable upon exercise of the associated warrants held by BSC. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the associated warrants which BSC owns are subject to anti-dilution adjustment. Does not include any shares of Series A Preferred Stock that we may issue in lieu of cash dividends on the Series A Preferred Stock for the period between the date hereof and May 20, 2008.

(17)
Represents 15,027 shares of our common stock issuable upon exercise of the Series A-5 Warrants owned by BSC and 34,260 shares of our common stock issuable upon conversion of the Series A Preferred Stock issued to BSC on November 21, 2006. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the Series A-5 Warrants which BSC owns are subject to anti-dilution adjustment.

(18)
Represents (a) 428,131 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock owned by BSC, (b) 611,170 shares of our common stock issuable upon conversion of the Series A-4 Preferred Stock owned by BSC, (c) 102,751 shares of our common stock issuable upon conversion of the Series A-5 Preferred Stock owned by BSC, and (d) 205,502 shares of our common stock issuable upon exercise of the associated warrants, excluding the Series A-5 Warrants. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the associated warrants which BSC owns are subject to anti-dilution adjustment. Does not include any shares of Series A Preferred Stock that we may issue in lieu of cash dividends on the Series A Preferred Stock for the period between the date hereof and May 20, 2008.

(19)
Represents (a) 24,694 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock owned by CVC, (b) 35,251 shares of our common stock issuable upon conversion of the Series A-4 Preferred Stock owned by CVC, (c) 5,926 shares of our common stock issuable upon conversion of the Series A-5 Preferred Stock owned by CVC, and (d) 12,350 shares of our common stock issuable upon exercise of the associated warrants held by CVC. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the associated warrants which CVC owns are subject to anti-dilution adjustment. Does not include any shares of Series A Preferred Stock that we may issue in lieu of cash dividends on the Series A Preferred Stock for the period between the date hereof and May 20, 2008.

(20)
Represents 842 shares of our common stock issuable upon exercise of the Series A-5 Warrants owned by CVC and 1,917 shares of our common stock issuable upon conversion of the Series A Preferred Stock issued to CVC on November 21, 2006. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the Series A-5 Warrants which CVC owns are subject to anti-dilution adjustment.

(21)
Represents (a) 23,975 shares of our common stock issuable upon conversion of the Series A-3 Preferred Stock owned by CVC, (b) 34,225 shares of our common stock issuable upon conversion of the Series A-4 Preferred Stock owned by CVC, (c) 5,754 shares of our common stock issuable upon conversion of the Series A-5 Preferred Stock owned by CVC, and (d) 11,508 shares of our common stock issuable upon exercise of the associated warrants, excluding the Series A-5 Warrants. The numbers of shares of our common stock issuable upon conversion of the Series A Preferred Stock and exercise of the associated warrants which CVC owns are subject to anti-dilution adjustment. Does not include any shares of Series A Preferred Stock that we may issue in lieu of cash dividends on the Series A Preferred Stock for the period between the date hereof and May 20, 2008.

Material Terms of the Series A-5 Warrants

The Series A-5 Warrants expire on November 23, 2009. The holder of the Series A-5 Warrants may exercise the purchase rights represented by the Series A-5 Warrants at any time. Cashless exercise is permitted. The purchase price per share at which the Series A-5 Warrant holder can purchase the Company’s Common Stock is $4.06 per share.

For further details of the terms of the Series A-5 Warrants reference is made to the Form of the Series A-5 Warrant Certificate which is filed as an Exhibit to the Registration Statement of which this prospectus is a part.

PLAN OF DISTRIBUTION

The shares of our common stock being offered for sale pursuant to this prospectus may be sold by underwriters or agents, the selling securityholders or by pledgees, donees, transferees or other successors in interest of the selling securityholders for their respective own accounts or through block trades.

We will receive none of the proceeds from such shares, other than proceeds, if any, from the exercise of the Series A-5 Warrants. The selling securityholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the shares.

The distribution of the shares by the selling securityholders is not subject to any underwriting agreement. The shares offered by the selling securityholders may be sold from time to time at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the selling securityholders may sell their shares covered by this prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The selling securityholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgees, transferees or other successors in interest as selling securityholders under this prospectus.

The selling securityholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the transferees, pledgees or other successors in interest as selling securityholders under this prospectus.

The selling securityholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the selling securityholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

The selling securityholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell shares short and redeliver the shares to close out such short positions. The selling securityholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling securityholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

Any broker-dealer that participates with the selling securityholders in the distribution of the shares being offered pursuant to this prospectus may be deemed to be underwriters and any commissions received by them and any profit on the resale of shares positioned by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. To our knowledge, none of the selling securityholders has entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of our common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any of the selling securityholders. If we are notified by any selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of shares offered pursuant to this prospectus, we will, if required, file a supplement to this prospectus. If the selling securityholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act.

Each selling securityholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling securityholders.

The 600,732 shares of our common stock offered pursuant to this prospectus which are issuable upon the conversion of the Series A Preferred Stock issued on November 21, 2006 will be issued in accordance with the terms of the Series A Preferred Stock. Among other things, our certificate of incorporation provides that, upon surrender at our principal offices of the stock certificate evidencing shares of Series A Preferred Stock with the annexed form of conversion duly executed, the registered holder (or assigns) will be entitled to receive a certificate for the shares issuable upon such conversion.

The 450,000 shares of our common stock offered pursuant to this prospectus which are issuable upon the exercise of the Series A-5 Warrants to purchase such shares will be issued in accordance with the terms of such warrants. Among other things, each of such warrants provide that, upon surrender at our principal offices of the warrant certificate evidencing such warrant, with the annexed form of exercise duly executed, together with payment of the appropriate exercise price, the registered holder (or assigns) will be entitled to receive a certificate for the shares so purchased.

In order to comply with the securities laws of various states, the common stock will not be sold in a particular state unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

LEGAL MATTERS

The validity of our common stock being offered pursuant to this prospectus will be passed upon for us by Thelen Reid Brown Raysman & Steiner LLP.

EXPERTS

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended March 31, 2006, have been incorporated by reference into this prospectus and in the registration statement to which this prospectus forms a part in reliance upon the reports of Goldstein Golub Kessler LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in accounting and auditing.

The Audited Financial Statements for Nexl, Inc. as of and for the years ended December 31, 2004 and 2003, and as of and for the 11 months ended November 30, 2005, appearing in our Annual Report on Form 10K/A for the year ended March 31, 2006 have been incorporated by reference into this prospectus and in the registration statement to which this prospectus forms a part in reliance upon the reports of UHY LLP, an independent registered public accounting firm, given upon the authority of such firm as experts in accounting and auditing.

WHERE TO GET MORE INFORMATION

Registration Statement

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to our common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, each of these statements being qualified in all respects by that reference. The registration statement, including exhibits to the registration statement, may be inspected and copied at the public reference facilities maintained by the SEC at its Public Reference Room at 100 F Street, N.E. Room 1580, Washington, DC 20549 at prescribed rates. You should call 1-800-SEC-0330, for more information on the public reference room. The SEC also maintains a world wide website at “http://www.sec.gov” that contains reports, proxy and information statements and other information regarding registrants, including us, which file electronically with the SEC. The registration statement, including all exhibits and amendments to the registration statement, is available on that website.

Other Information

Government Filings

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. As such, we file annual, quarterly and special reports, proxy statements and other documents with the SEC. These reports, proxy statements and other documents may be inspected and copied at the public reference facilities maintained by the SEC at its Public Reference Room at 100 F Street, N.E. Room 1580, Washington, DC 20549. You may also obtain copies of such material by mail from the public reference facilities of the SEC’s Washington, D.C. offices, at prescribed rates. Please call the SEC, at 1-800-SEC-0330, for further information on its public reference facilities. In addition, the SEC maintains a world wide web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC at the address “http://www.sec.gov.” Information contained on the SEC website is not part of this prospectus.

Nasdaq

Our common stock is listed on The Nasdaq Capital Market. Material filed by us can also be inspected and copied at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

MTM Technologies, Inc.

Most of our SEC filings also are available at our website at “http://www.mtm.com.” Information contained on our website is not part of this prospectus. We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:

Investor Relations Department
MTM Technologies, Inc.
1200 High Ridge Road
Stamford, Connecticut 06905
Telephone number: (203) 975-3700

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain information we file with the SEC, which means that:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	certain information that we file after the date of this prospectus with the SEC will automatically update and supersede information contained in this prospectus and the registration statement.

We incorporate by reference the documents listed below and those filings we may make with the SEC after the date of the initial registration statement and prior to the effectiveness of such registration statement. We also incorporate by reference any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed.

•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2006, filed with the SEC on July 14, 2006, as amended on Form 10K/A, filed with the SEC on September 12, 2006;

•	our Current Report on Form 8-K (Date of Report: April 20, 2006), filed with the SEC on April 21, 2006;

•	our Current Report on Form 8-K/A (Date of Report: December 1, 2005), filed with the SEC on June 27, 2006;

•	our Current Report on Form 8-K (Date of Report: June 28, 2006), filed with the SEC on July 05, 2006;

•	our Current Report on Form 8-K (Date of Report: July 7, 2006), filed with the SEC on July 12, 20056

•	our Current Report on Form 8-K (Date of Report: July 13, 2006) filed with the SEC on July 14, 2006;

•	our Current Report on Form 8-K (Date of Report: July 14, 2006) filed with the SEC on July 17, 2006;

•	our Current Report on Form 8-K (Date of Report: August 10, 2006) filed with the SEC on August 10, 2006

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 11, 2006;

•	our Current Report on Form 8-K (Date of Report: August 10, 2006) filed with the SEC on August 14, 2006;

•	our Current Report on Form 8-K (Date of Report: September 13, 2006) filed with the SEC on September 19, 2006;

•	our Current Report on Form 8-K (Date of Report: September 28, 2006) filed with the SEC on October 3, 2006;

•	our Current Report on Form 8-K (Date of Report: November 14, 2006) filed with the SEC on November 14, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 14, 2006;

•	our Current Report on Form 8-K/A (Date of Report: November 21, 2006) filed with the SEC on November 27, 2006;

•	our Current Report on Form 8-K (Date of Report: February 6, 2007) filed with the SEC on February 7, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, filed with the SEC on February 14, 2007;

•	our Current Report on Form 8-K (Date of Report: February 14, 2007) filed with the SEC on February 15, 2007;

•
the description of our common stock contained in the Registration Statement on Form 8-A was filed with the SEC in October 1993, including any amendment(s) or report(s) filed for the purpose of updating such description.

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The estimated expenses of the issuance and distribution of the shares being offered for sale pursuant to this registration statement, all of which are to be borne by the registrant, are as follows:

Securities and Exchange Commission registration fee	$ 100.83 *
Accounting fees and expenses	2,500.00 *
Legal fees and expenses	10,000.00 *
Printing and engraving	2,500.00 *
Miscellaneous	0.00 *
Total	$ 15,100.83 *
__________
*       Estimated.

Item 15. Indemnification of Directors and Officers.

Under the provisions of the certificate of incorporation and by-laws of the registrant, as amended to the date of this registration statement, each person who is or was a director or officer of registrant shall be indemnified by the registrant to the full extent permitted or authorized by the Business Corporation Law of the State of New York. Under such law, to the extent that such person is successful on the merits of defense of a suit or proceeding brought against such person by reason of the fact that such person is a director or officer of the registrant, such person shall be indemnified against expenses (including attorneys’ fees) reasonably incurred in connection with such action. If unsuccessful in defense of a third-party civil suit or a criminal suit is settled, such a person shall be indemnified under such law against both (a) expenses (including attorneys’ fees) and (b) judgments, fines and amounts paid in settlement if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the registrant, and with respect to any criminal action, had no reasonable cause to believe such person’s conduct was unlawful. If unsuccessful in defense of a suit brought by or in the right of the registrant, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys’ fees) incurred in the defense or settlement of such suit if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the registrant.

The officers and directors of the registrant are covered by officers’ and directors’ liability insurance. The policy coverage is $30 million, which includes reimbursement for costs and fees. There is a maximum aggregate deductible for each loss under the policy of $150,000.

Item 16. Exhibits.

Exhibit Number	Description
4.1	Provisions with respect to the Series A Preferred Stock of the Registrant.*
4.2	Form of Series A-5 Warrant Certificate *
5.1	Opinion and consent of Thelen Reid Brown Raysman & Steiner LLP
23.1	Consent of Goldstein Golub Kessler LLP.
23.2	Consent of UHY LLP
23.3	Consent of Thelen Reid Brown Raysman & Steiner LLP [Included in legal opinion filed as exhibit 5.1.]
24.1	Power of Attorney [See page II-4]*
99.1	Purchase Agreement, dated January 29, 2004, among Micros-to-Mainframes, Inc., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P.*
99.2
Purchase Agreement dated December 7, 2004 by and among MTM Technologies, Inc., Pequot Private Equity Fund III, LLP, Pequot Offshore Private Equity Partners III, L.P., Constellation Venture Capital II, L.P., Constellation Venture Capital Offshore II, L.P., The BSC Employee Fund VI, L.P. and CVC Partners II, LLC.*

99.3
Amendment No.2 to Purchase Agreement dated November 22, 2005 by and among MTM Technologies, Inc., Pequot Private Equity Fund III, LLP, Pequot Offshore Private Equity Partners III, L.P., Constellation Venture Capital II, L.P., Constellation Venture Capital Offshore II, L.P., The BSC Employee Fund VI, L.P. and CVC Partners II, LLC. *

99.4
Amended and Restated Shareholders’ Agreement dated August 1, 2005 by and among, among MTM Technologies, Inc., Steven Rothman, Howard Pavony, Pequot Private Equity Fund III, LLP, Pequot Offshore Private Equity Partners III, L.P., Constellation Venture Capital II, L.P., Constellation Venture Capital Offshore II, L.P., The BSC Employee Fund VI, L.P. and CVC Partners II, LLC.*

99.5
Amended and Restated Registration Rights Agreement dated August 1, 2005 by and among, among MTM Technologies, Inc., Steven Rothman, Howard Pavony, Pequot Private Equity Fund III, LLP, Pequot Offshore Private Equity Partners III, L.P., Constellation Venture Capital II, L.P., Constellation Venture Capital Offshore II, L.P., The BSC Employee Fund VI, L.P. and CVC Partners II, LLC.*

99.6	Amendment No. 1 to the Amended and Restated Registration Rights Agreement dated November 23, 2005 by and among MTM Technologies, Inc., Pequot and Constellation.*
99.7
Waiver Letter dated December 9, 2005 by Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P., Constellation Venture Capital II, L.P., Constellation Venture Capital Offshore II, L.P., The BSC Employee Fund VI, L.P. and CVC Partners II, LLC.*

_________
*       Incorporated by reference. See Exhibit Index.

Item 17. Undertakings.

(a) The undersigned Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such fist use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)    The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on March 13, 2007.

MTM Technologies, Inc.
By:	/s/ Francis J. Alfano
Francis J. Alfano, Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated:

* Gerald A. Poch	Chairman of the Board of Directors	March 12, 2007
* Francis J. Alfano	Chief Executive Officer (Principal Executive Officer) and Director	March 12, 2007
/s/ J. W. Braukman III J. W. Braukman III	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2007

* Richard R. Heitzmann	Director	March 12, 2007
* William Lerner	Director	March 12, 2007
* Alvin E. Nashman	Director	March 12, 2007
* Arnold J. Wasserman	Director	March 12, 2007
Thomas Wasserman	Director	March 12, 2007

* Executed by Francis J. Alfano, as Power of Attorney

MTM TECHNOLOGIES, INC.

REGISTRATION STATEMENT ON FORM S-3

EXHIBIT INDEX

Exhibit Number	Description
4.1
Provisions with respect to the Series A Preferred Stock of the Registrant. [Incorporated by reference to Article Fourth to the Restated Certificate of Incorporation included as Exhibit 3 to the registrant’s Current Report on Form 8-K (Date of Report: June 29, 2005), filed with the Securities and Exchange Commission on July 5, 2005.]

4.2
Form of Series A-5 Warrant Certificate [Incorporated by reference to Exhibit 10.2 of the registrant’s Current Report on Form 8-K (Date of Report: November 22, 2005), filed with the SEC on November 29, 2005.]

5.1	Opinion and consent of Thelen Reid Brown Raysman & Steiner LLP
23.1	Consent of Goldstein Golub Kessler LLP.
23.2	Consent of UHY LLP
23.3	Consent of Thelen Reid Brown Raysman & Steiner LLP [Included in legal opinion filed as exhibit 5.1.]
24.1	Power of Attorney [Incorporated by reference to page II-4 to the registrant’s Form S-3 filed with the Securities and Exchange Commission on January 31, 2007]
99.1
Purchase Agreement, dated January 29, 2004, among Micros-to-Mainframes, Inc., Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. [Incorporated by reference to Appendix A to the proxy statement contained as part of the registrant’s definitive Schedule 14A, filed with the SEC on April 15, 2004.]

99.2
Purchase Agreement dated December 7, 2004 by and among MTM Technologies, Inc., Pequot Private Equity Fund III, LLP, Pequot Offshore Private Equity Partners III, L.P., Constellation Venture Capital II, L.P., Constellation Venture Capital Offshore II, L.P., The BSC Employee Fund VI, L.P. and CVC Partners II, LLC. [Incorporated by reference to exhibit 10.1 to the registrant’s Current Report on Form 8-K (Date of Report: December 7, 2004), filed with the SEC on December 13, 2004.]

99.3
Amendment No.2 to Purchase Agreement dated November 22, 2005 by and among MTM Technologies, Inc., Pequot Private Equity Fund III, LLP, Pequot Offshore Private Equity Partners III, L.P., Constellation Venture Capital II, L.P., Constellation Venture Capital Offshore II, L.P., The BSC Employee Fund VI, L.P. and CVC Partners II, LLC. [Incorporated by reference to exhibit 10.1 to the registrant’s Current Report on Form 8-K (Date of Report: November 22, 2005), filed with the SEC on November 29, 2005.]

99.4
Amended and Restated Shareholders’ Agreement dated August 1, 2005 by and among, among MTM Technologies, Inc., Steven Rothman, Howard Pavony, Pequot Private Equity Fund III, LLP, Pequot Offshore Private Equity Partners III, L.P., Constellation Venture Capital II, L.P., Constellation Venture Capital Offshore II, L.P., The BSC Employee Fund VI, L.P. and CVC Partners II, LLC. [Incorporated by reference to exhibit 10.1 to the registrant’s Current Report on

[Incorporated by reference to exhibit 10.1 to the registrant’s Current Report on Form 8-K (Date of Report: August 1, 2005), filed with the SEC on August 4, 2005.]

99.5
Amended and Restated Registration Rights Agreement dated August 1, 2005 by and among, among MTM Technologies, Inc., Steven Rothman, Howard Pavony, Pequot Private Equity Fund III, LLP, Pequot Offshore Private Equity Partners III, L.P., Constellation Venture Capital II, L.P., Constellation Venture Capital Offshore II, L.P., The BSC Employee Fund VI, L.P. and CVC Partners II, LLC. [Incorporated by reference to exhibit 10.2 to the registrant’s Current Report on Form 8-K (Date of Report: August 1, 2005), filed with the SEC on August 4, 2005.]

99.6
Amendment No. 1 to the Amended and Restated Registration Rights Agreement dated November 23, 2005 by and among MTM Technologies, Inc., Pequot and Constellation [Incorporated by reference to exhibit 10.3 to the registrant’s Current Report on Form 8-K (Date of Report: November 22, 2005), filed with the SEC on November 29, 2005.]

99.7
Waiver Letter dated December 9, 2005 by Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P., Constellation Venture Capital II, L.P., Constellation Venture Capital Offshore II, L.P., The BSC Employee Fund VI, L.P. and CVC Partners II, LLC [Incorporated by reference to exhibit 99.7 of the registrant’s Form S-3 filed with the Securities and Exchange Commission on December 28, 2005.]